

June 20, 2013

Via E-mail
Steven H. Collis
President and Chief Executive Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

> **Re:** **AmerisourceBergen Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 27, 2012**
> **Supplemental Response submitted June 14, 2013**
> **File No. 001-16671**

Dear Mr. Collis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Gross Profit, page 22

1. We note your response to comment 1 in our letter dated June 7, 2013. With a view to clarifying disclosure in future filings, please quantify for us the fiscal year gross margins for specialty and non-specialty. Please also identify any relevant qualitative factors considered in concluding that the margins have not historically been significantly different.

2.   We also note your response to comment 2 in our letter dated June 7, 2013 and your representation that in future filings you will clarify what determines whether specialty sales fall within ABSG as opposed to ABDC as well as the relative extent to which ABSG and ABDC report specialty sales. Please provide us with draft disclosure based on your response for inclusion in your future periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director